UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
___________________

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______
Commission file number 001-08207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder for Puerto Rico
___________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Home Depot FutureBuilder for Puerto Rico:
We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's Administrative Committee. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
Atlanta, Georgia
June 15, 2017

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Statements of Net Assets Available for Benefits

	December 31,
amounts in thousands	2016	2015

Plan's interest in Master Trust at fair value	$12,662	$11,522
Plan's interest in Master Trust at contract value	3,728	3,425
Plan's interest in Master Trust	16,390	14,947

Receivables:
Notes receivable from participants	2,128	2,011
Participant contributions receivable	—	25
Employer contributions receivable	—	14
Total receivables	2,128	2,050

Net assets available for benefits	$18,518	$16,997

See accompanying notes to the financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
amounts in thousands	2016	2015
Additions to net assets attributed to:
Investment income:
Plan's interest in income of Master Trust	$964	$244
Interest on notes receivable from participants	75	77
Total investment income	1,039	321
Contributions:
Participant	1,441	1,467
Employer	798	796
Total contributions	2,239	2,263
Total additions	3,278	2,584
Deductions from net assets attributed to:
Benefits paid to participants	1,684	1,621
Administrative expenses	73	64
Total deductions	1,757	1,685
Net increase	1,521	899
Net assets available for benefits:
Beginning of year	16,997	16,098
End of year	$18,518	$16,997

See accompanying notes to the financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Description of the Plan
The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the "Plan"). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution retirement plan covering substantially all associates of Home Depot Puerto Rico, Inc., the Plan sponsor (the "Company"), working and residing in Puerto Rico. The Company is a wholly-owned subsidiary of Home Depot Latin America Holdings, Inc., which is owned by Home Depot International, Inc. ("HDI"). HDI is, in turn, a wholly-owned subsidiary of The Home Depot, Inc. (the "Parent Company"). Effective October 14, 2015, the Plan also covers the eligible Puerto Rico employees of Barnett of the Caribbean, Inc., an indirect wholly-owned subsidiary of the Parent Company.
Associates are eligible to participate in the Plan for purposes of making before-tax contributions after completing 90 days of service. Temporary associates are eligible to participate in the Plan for purposes of making before-tax contributions on the first day of the calendar quarter beginning on or following the completion of one year of service and 1,000 hours. Participants are eligible for the Company's matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) beginning on or after the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. The Plan excludes leased associates, associates who are not bona fide residents of Puerto Rico, independent contractors, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan. The Plan is intended to qualify under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended ("PRIRC of 2011"). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code. The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of the Parent Company. Banco Popular de Puerto Rico is the Trustee of the Plan.

(b)	Contributions
Under the Plan, participants may contribute up to 50% of annual compensation, as defined in the Plan, on a before-tax basis subject to regulatory limitations, and participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other retirement plans qualified under Section 1081.01(a) of the PRIRC of 2011. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. Before-tax contributions are eligible for matching contributions. Catch-up contributions are not eligible for matching contributions. Additional amounts may be contributed at the option of the Administrative Committee. The default for investment of the Company's matching contribution if no direction is given by the participant is the participant's current investment election with respect to before-tax contributions. If the participant has made no affirmative investment election with respect to before-tax contributions, the default is the appropriate LifePath Fund based on the participant's age.

(c)	Participant Accounts
The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)	Vesting
Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. For vesting purposes, a year of service is any calendar year in which a participant completes at least 1,000 hours of service. A participant is cliff vested 100% in the Company's matching contributions after three years of vesting service.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

In addition, each participant who completes an hour of service becomes 100% vested in the Company's matching contributions upon completing five years of employment if such event precedes the vesting dates above.
A participant becomes 100% vested in the Company's matching and any discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

(e)	Payment of Benefits
Upon death, disability, termination of service for any other reason, hardship, or attaining age 59½, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Parent Company stock in accordance with the terms of the Plan.

(f)	Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 minus the highest outstanding loan balance in the preceding 12 months less a $50 fee or (ii) 50% of their total vested account balance of before-tax contributions, vested Company match, and rollover contributions less a $50 fee. Note terms generally range from one to four years. The notes bear interest at a rate equal to the prime rate plus 1% at the time of the note. Certain notes with terms greater than four years remain outstanding. Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document and loan policy.

(g)	Forfeited Accounts
Forfeited nonvested account balances may be used to reduce future employer contributions and/or Plan expenses. At December 31, 2016 and 2015, unallocated forfeitures totaled $10,562 and $12,414, respectively. In 2016 and 2015, forfeitures in the amount of $12,414 and $10,363, respectively, were used to reduce employer contributions.

(h)	Administrative Expenses
Certain administrative expenses of the Plan may be paid by the Company. These costs include certain legal, accounting and administrative fees. Expenses paid by the Plan include investment management fees and other costs not paid by the Company.
(2) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through the date the financial statements were issued.

(b)	Investment Valuation and Income Recognition
The Plan invests only in the Master Trust. Investments within the Master Trust are valued as follows:
Shares of registered investment companies, separate account investments in common and preferred stock and the Schwab Personal Choice Retirement Account ("PCRA") are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.
The JP Morgan Stable Value Fund invests primarily in synthetic investment contracts and insurance company separate account contracts issued by insurance companies and banks that are fully benefit-responsive. These investments are presented at the contract value, which is equal to the principal balance plus accrued interest, of units held by the Master Trust as of December 31 in the Statements of Net Assets Available for Benefits. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.
Investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. Net asset value is a readily determinable fair value of the underlying assets and is the basis for current transactions.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

The Parent Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange.
Securities transactions are accounted for on a trade date basis. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedule.

(c)	Payment of Benefits
Benefits are recorded when paid.

(d)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments
The Plan's investments are stated at fair value, with the exception of the Plan's investment in the fully benefit-responsive investment contracts held by the Master Trust, which are stated at contract value, within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of notes receivable from participants is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(f)	Reclassifications
As a result of the adoption of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2015-12, as described in "Recent Accounting Pronouncements" below, the Plan's investment in the JP Morgan Stable Value Fund, described in Note 3, is presented at contract value, rather than fair value, in the Statements of Net Assets Available for Benefits. Accordingly, certain amounts in the prior year have been reclassified to conform with the presentation adopted in the current year.

(g)	Recent Accounting Pronouncements
Recently Issued Accounting Pronouncements Not Yet Adopted
In February 2017, the FASB issued ASU No. 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force)", which will require reporting of the Plan's interest in the Master Trust and the change in the fair value of that interest as separate line items on the statements of net assets available for benefits and the statements of changes in net assets available for benefits. The Plan will also have to disclose the master trust's investments measured at fair value by general type of investment. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018; retrospective application is required and early adoption is permitted. The Company is evaluating the effect that ASU 2017-06 will have on the Plan's financial statements and related disclosures.
Recently Adopted Accounting Pronouncements
In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965)", which designates contract value as the only required measure for fully benefit-responsive contracts (Part I, Fully Benefit-Responsive Investment Contracts), simplifies the investment disclosure requirements (Part II, Plan Investment

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

Disclosure) and provides a measurement date practical expedient for employee benefit plans (Part III, Measurement Date Practical Expedient). The Company adopted Part I and Part II of ASU No. 2015-12 on a retrospective basis on January 1, 2016, and they did not have a material impact on its financial statements and related disclosures. The Company did not elect to adopt the practical expedient available under Part III of ASU No. 2015-12.
In May 2015, the FASB issued ASU No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)", which eliminates the requirement to categorize an investment in the fair value hierarchy if its fair value is measured at net asset value per share using a practical expedient. The Company adopted ASU No. 2015-07 on a retrospective basis on January 1, 2016, and it did not have a material impact on its financial statements and related disclosures.
(3) JP Morgan Stable Value Fund
Through the Master Trust, the Plan invests in a separate account, the JP Morgan Stable Value Fund (the "Fund"), which owns fully benefit-responsive investment contracts. As a result of the adoption of ASU No. 2015-12, the Plan's investment in the Fund is presented at contract value, rather than fair value, in the Statements of Net Assets Available for Benefits.
A synthetic investment contract, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value "wrapper" around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund's wrap contracts are units of fixed income collective investment trusts issued by credit worthy financial institutions. An insurance company separate account is a book value contract issued from within an insurance company separate account, held by Metlife, that bundles the book value wrap contract and underlying fixed income portfolio. The contract is backed by a portfolio of marketable fixed income securities owned by MetLife, but segregated and insulated from the general account. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. Metlife, the issuer, guarantees that all qualified participant withdrawals will occur at contract value.
The Plan's interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying the Fund's ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan document (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan's Administrative Committee does not believe that any events that would limit the Plan's ability to transact at contract value with the issuer are probable of occurring.
(4) Puerto Rico Income Taxes
The Puerto Rico Department of the Treasury has determined and informed the Company by letters dated (a) January 4, 1999 and April 13, 2005 that the Plan and Master Trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994, as amended, and (b) April 11, 2014, March 3, 2016 and January 31, 2017 that the Plan and Master Trust are designed in accordance with applicable sections of the PRIRC of 2011. The Administrative Committee of the Plan believes the Plan and Master Trust continue to be designed and are currently being operated in material compliance with the applicable requirements of the PRIRC of 2011.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). The Plan's Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

progress. The Plan's Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2012.
(5) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.
(6) Investments
The Plan's assets are held in a Puerto Rico trust which is invested in a Master Trust administered by The Northern Trust Company as more fully described in Note 7. Plan participants may direct the investment of their accounts on a daily basis in a number of investment options available under the Plan. A description of the Plan's investment options follows:

•	The Home Depot, Inc. Common Stock Fund - Fund invests in common stock of The Home Depot, Inc. Effective September 17, 2008, this fund was frozen with respect to new contributions.

•	TimesSquare Mid-Cap Growth Strategy Fund - Fund is a separate account that invests in common and preferred stock of U.S. mid-sized companies that display strong growth prospects.

•
T. Rowe Price Institutional Large-Cap Growth Fund - Fund is a separate account that invests in the common stock of large-cap growth companies that the portfolio management team believes offer above average rates of earnings and cash flow growth and are believed to have the ability to sustain earnings momentum even during times of slow economic growth.

•	TS&W Small-Cap Value Fund - Fund is a separate account that invests in common stocks of small-cap companies that are believed to be undervalued relative to the market and industry peers.

•	Stephens Small-Cap Growth Fund - Fund is a separate account that invests in common stocks of small-cap companies that exhibit an attractive combination of growth and value.

•	JP Morgan Stable Value Fund - Fund invests in high quality fixed income securities (see Note 3).

•	Wedge Mid-Cap Value Fund - Fund is a collective trust that invests in securities that seek to outperform the Russell Mid-Cap Value Index from a total return perspective over a full market cycle.

•	BlackRock LifePath Portfolios - Fund is a collective trust that invests in stocks, bonds, real estate and commodities.

•
BlackRock U.S. Debt Index Fund - Fund is a collective trust that invests in a diversified portfolio of debt securities seeking to match the Barclays Capital U.S. Aggregate Bond Index, including U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•	BlackRock Equity Index Fund - Fund is a collective trust that invests in the common stocks included in the Standard & Poor's 500 Index.

•
BlackRock Balanced Fund - Fund is a synthetic fund that invests approximately 60% of its assets in the BlackRock Equity Index Fund (which invests in equity securities - stocks) with the remainder of the fund invested in the BlackRock U.S. Debt Index Fund (which invests in fixed income securities - bonds).

•
Dodge & Cox Stock Fund - Fund invests in a registered investment company that invests in common stocks of companies that the fund's managers believe to be temporarily undervalued by the stock market but have favorable long-term growth prospects.

•
Dodge & Cox International Stock Fund - Fund invests in a registered investment company that invests in a diversified portfolio of equity securities issued by non-U.S. companies to provide long-term growth.

•
Schwab PCRA - The brokerage window provides the freedom to invest in a wide range of investment choices, including no-load, no transaction-fee mutual funds, stocks listed on major exchanges, exchange-traded funds and individual bonds, certificates of deposit and other fixed income investments.

The Master Trust's investments in separate accounts and collective trust funds are not subject to restrictions regarding redemptions, and there are no unfunded commitments to the funds. There are no restrictions on the ability of investors to redeem any of the above investments at December 31, 2016 and 2015.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

(7) Investment in Master Trust
The assets of the Plan are held in a Puerto Rico trust which is invested in a Master Trust administered by The Northern Trust Company. At December 31, 2016 and 2015, the Plan's interest in the net assets of the Master Trust was less than 1%, with The Home Depot FutureBuilder, the defined contribution retirement plan covering substantially all U.S. associates of The Home Depot, Inc., holding the remaining interest. Net assets, investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.
The net assets of the Master Trust were as follows (amounts in thousands):

	December 31,
	2016	2015
Assets:
Investments at fair value:
Common stocks	$1,800,480	$1,886,743
Collective trust funds	2,832,545	2,422,698
Registered investment funds	1,069,642	920,655
Brokerage window	99,019	86,777
Total investments at fair value	5,801,686	5,316,873

Fully benefit-responsive investment at contract value	508,000	474,793

Receivables:
Due from broker	—	889
Other receivables	1,236	295
Total receivables	1,236	1,184
Total assets	6,310,922	5,792,850
Liabilities:
Accrued liabilities	2,017	1,739
Due to broker	985	—
Total liabilities	3,002	1,739

Net assets	$6,307,920	$5,791,111
Investment income for the Master Trust was as follows (amounts in thousands):

	Years Ended December 31,
	2016	2015
Investment Income:
Net appreciation in fair value of investments	381,160	125,659
Dividends and interest income	60,930	55,733
Total investment income	$442,090	$181,392

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

The following tables set forth by level within the fair value hierarchy the Master Trust's investments measured at fair value on a recurring basis. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investments at Fair Value as of December 31, 2016
amounts in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total

Common stocks	$1,800,480	$—	$1,800,480
Collective trust funds	45,417	2,787,128	2,832,545
Registered investment funds	1,069,642	—	1,069,642
Brokerage window	99,019	—	99,019
Total investments at fair value	$3,014,558	$2,787,128	$5,801,686

	Investments at Fair Value as of December 31, 2015
amounts in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total

Common stocks	$1,886,743	$—	$1,886,743
Collective trust funds	51,041	2,371,657	2,422,698
Registered investment funds	920,655	—	920,655
Brokerage window	86,777	—	86,777
Total investments at fair value	$2,945,216	$2,371,657	$5,316,873
(8) Related-Party Transactions
Certain Plan investments included in the Master Trust include shares of common stock issued by the Parent Company. At December 31, 2016 and 2015, the Plan held a combined total of 12,591 and 14,995 shares valued at approximately $134.08 and $132.25 per share, respectively. Additionally, dividends received through the Master Trust by the Plan include dividends paid by the Parent Company totaling $36,214 and $35,978 for the years ended December 31, 2016 and 2015, respectively. These transactions constitute party-in-interest transactions, since the Parent Company is a member of a controlled group that includes the Company, and the Company is the Plan sponsor. The Plan paid fees to The Northern Trust Company of $1,213 and $1,350 for the years ended December 31, 2016 and 2015, respectively.
(9) Plan Amendments and Other Plan Changes
The Plan was amended effective December 17, 2015 to reflect a recent acquisition.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2016 and 2015

(10) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance presented in Form 5500 (amounts in thousands, as expected to be filed for 2016 and as filed for 2015):

	December 31,
	2016	2015
Net assets available for benefits	$18,518	$16,997
Deemed distributions	(7)	(14)
Participant withdrawals payable	(1)	(51)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(13)	(2)
Net assets - Schedule H, Part I, Line l of Form 5500	$18,497	$16,930

Deemed distributions are defaulted and unpaid notes receivable from participants.
The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements to the changes presented in Form 5500 (amounts in thousands, as expected to be filed for 2016 and as filed for 2015):

	Years Ended December 31,
	2016	2015
Increase in net assets available for benefits	$1,521	$899
Deemed distributions	7	29
Participant withdrawals payable	50	(49)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(11)	(33)
Net income - Schedule H, Part II, Line k of Form 5500	$1,567	$846

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

amounts in thousands
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Plan's interest in Master Trust		$16,390
Notes receivable from participants	Notes with interest rates generally ranging from 4.25% to 9.25% and maturity dates through January 14, 2021	2,128
		$18,518

*Indicates party-in-interest included in Master Trust.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder for Puerto Rico

Date:	June 15, 2017	By:	/s/ Scott C. Bomar
Scott C. Bomar
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

Date:	June 15, 2017	By:	/s/ Scott Smith
Scott Smith
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm